

DLA Piper US LLP
400 Capitol Mall, Suite 2400
Sacramento, California 95814-4428
www.dlapiper.com

Kevin A. Coyle
kevin.coyle@dlapiper.com
T 916.930.3240
F 916.403.1627

August 27, 2007

OUR FILE NO. 348395-900100

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **Unify Corporation**
Registration Statement on Form S-1, as amended Filed August 27, 2007
File No. 333-142045

Ladies and Gentlemen:

We are writing on behalf of our client, Unify Corporation (the "Company" or "Unify"), in response to the letter of comments from Mark P. Shuman, Branch Chief – Legal, of the United States Securities and Exchange Commission (the "Commission") to Unify Corporation (the "Company") dated August 21, 2007.

The numbered paragraphs below restate the numbered paragraphs in the Commission's letter to the Company, and the discussion set out below each such paragraph is the Company's response to the Commission's comment. All factual information about the Company was provided by the Company. We have enclosed courtesy copies of the above-referenced Registration Statement.

As discussed with Rebekah Toten, the Company is filing this response letter, plus a copy of Form S-1 with marked changes since the July 20, 2007 filing which is attached as Exhibit A to this letter.

Form S-1/A

Cover

1. *Please revise the disclosure on this page to include only the information required by Item 501(b) of Regulation S-K. In the regard, detailed disclosure on the debt financing transaction with ComVest and SSF do not appear to be key information that must be presented on the cover page of the prospectus. The last three paragraphs should also be moved to an appropriate section of the prospectus.*

The Company has revised this disclosure as requested.


DLA PIPER

United States Securities and Exchange Commission
August 27, 2007
Page Two

2. *Move the information currently presented on pages 1 and 2 to a section of the prospectus located after your Summary and Risk Factor disclosure. See Item 503 of Regulation S-K.*

The information has been moved in the revised S-1 as requested. See pages 7-8.

3. *We note that the shares underlying the convertible notes and warrants will be adjusted "in the event of new financings at lower prices". You also state in the second paragraph that the prospectus covers the resale of any shares of common stock issued upon conversion of the notes or exercise of the warrants. This statement appears inconsistent with your response on comment 2 of our letter dated June 5, 2007. Please advise or revise.*

The Company has revised this disclosure to clarify that the prospectus covers only the resale of shares that are currently issuable upon conversion of the notes and exercise of the warrants and not to shares issuable upon application of the price-protection anti-dilution provisions.

4. *In view of the size of the shares offered under the prospectus, relative to the number of shares included in the public float, it appears you should alert investors concerning the percentage of the float that the offered securities comprise, rather than state that it is a "substantial percentage". In your response letter, provide us with an explanation of how you computed the percentage amount. Additionally, the first paragraph of the risk factors should be expanded to state the percentage amounts. Stating that the offering is of a "substantial percentage" is not sufficiently specific.*

The disclosure has been revised to state the actual percentage of the shares covered by this prospectus as compared to the number of public float and total outstanding shares:

Total shares outstanding as of July 31, 2007:	6,037,902
Less non-public float holders:	
Directors & officers	206,658
Affiliate Investors: SSF holdings	1,329,950
Diker Management	692,703
Total Public Float Shares outstanding	3,808,591
Total shares offered in this prospectus	1,940,000



United States Securities and Exchange Commission
August 27, 2007
Page Three

Percentage of offered shares as % of public float	50.9%
Percentage of offered shares as % of total shares O/S	32.1%

5. The cross reference to the risk factors indicates that the section begins on page 2, but the risk factors disclosure begins on page 10. Please ensure the cover page reference is accurate.

The cross reference to the risk factors is now accurate.

Incorporation of Certain Documents by Reference, page 1

6. Please refer to prior comment 15 from our letter dated June 5, 2007. The disclosure in this section incorporates by reference any filing after the date of the prospectus. Please note that incorporation of future filings is not allowed on the Form S-1. See Item 12 of Form S-1 and revise your disclosure accordingly.

The disclosure in the revised S-1 has been amended as requested. No future filings will be incorporated by reference.

Prospectus Summary, page 3

7. The information included on pages 4-9 in response to our prior comments does not appear to be a summary of the most material aspects of more detailed disclosure on your financing transactions with ComVest and SSF found elsewhere in the prospectus (i.e. on page 15). See Item 503(a) of Regulation S-K. Moreover, this disclosure is not placed in context for investors to enable them to understand the purpose and value of the additional disclosure relating to the referenced transaction and stockholders. Please revise consistent with the comments below.

The Prospectus Summary in the revised S-1 has been amended as requested.


DLA PIPER

United States Securities and Exchange Commission
August 27, 2007
Page Four

2006 Debt Financing, page 15

8. *Please refer to prior comment 13 from our letter dated June 5, 2007. Please revise your disclosure to provide a materially complete description of all the agreement associated with the November 20, 2006 debt financing. This disclosure should set forth the material terms of the Revolving Credit and Term Loan Agreement, the Convertible Notes, the 2006 Warrants and the Registration Rights Agreement. You should also move detailed disclosure material to investor understanding of the issuance transactions and their impact on your business from page 4-9 to this section. For example, we note the table on page 6 provides disclosures on the amount of possible loss that could be realized by the investors as a result of fixed conversion/exercise prices of the securities issued in the 2006 debt financing. It appears that this information could be disclosed more succinctly for investors by simply stating that the conversion /exercise prices were set at a premium to the trading price on the date of the closing of the financing and aggregating the possible losses of all investors based upon a recent closing price of your common stock. Also, it appears that information on your 2004 Private Placement with SSF could be disclosed to investors in more succinct and meaningful manner than the tabular disclosure currently provided on pages 7-8.*

The disclosure in the revised S-1 has been amended as requested. The Company believes the inclusion of any information in the section that references the 2004 Private Placement is not relevant to this disclosure and could be considered misleading and confusing to the investor. Therefore, the information regarding the 2004 Private Placement as part of the description of the 2006 Debt Financing has been removed.

9. *We note that you are registering the sale of 1,940,000 shares in the registration statement and that an additional 1,614,167 shares are eligible for resale by certain of the selling shareholders pursuant to another effective registration statement. Given the size of the block of shares eligible for resale by the selling shareholders, we continue to be concerned about the nature of the proposed offering. To assist in our analysis of whether the proposed offering is a primary or secondary transaction, please provide a detailed analysis, with particular attention to the following factors as they apply to your company:*

First, the Company believes that the 2004 Private Placement and the 2006 Debt Financing are separate transactions and should not be considered together when evaluating the question as to whether the 2006 Debt Financing is a primary or secondary transaction. The April 2004 transaction was a new investment the Company was seeking to allow the Company to launch a new product, NXJ, and build an enterprise direct sales team. This financing was obtained from Special Situations Fund (SSF) in the form of a Private Placement of common stock. The NXJ product line was the Company's flagship product line from early 2004 through mid 2006 until it became clear that the Company could not compete with NXJ against larger enterprise software providers such as Oracle, IBM and Microsoft.



In mid 2006, the Company changed its strategy to again focus more on databases and tools and began to seek acquisitions. This resulted in the acquisition of Gupta Technologies, LLC which was announced in September 2006. The purchase agreement required the Company deliver $6.1 million in cash to the seller in order to close the Gupta Technologies acquisition. The 2006 Debt Financing provided this required cash and was entirely negotiated with ComVest who had no prior relationship with the Company. Literally in the last few days prior to the closing, SSF asked ComVest if they would allow SSF to participate in the 2006 Debt Financing because of SSF's desire to continue to support the Company. SSF was granted by ComVest a 40% participation interest in the notes and was issued a proportionate amount of the 2006 warrants. It is the Company's position that these transactions are separate and only because of SSF's desire to continue to support the Company at the last moment is there any connection to the 2004 Private Placement transaction.

- *The number of selling stockholders and the percentage of the overall offering made by each stockholder-*

There are 2 selling stockholders: ComVest Capital LLC and Special Situations Funds. ComVest holds 100% of the notes and 60% of the warrants. SSF owns 40% of the warrants and has a 40% participation interest vis-a-vis ComVest in the notes (but the Company has no direct obligation to SSF under the notes).

- *The manner in which each selling stockholder received the shares and or overlying securities;*

The securities were issued in a private placement pursuant to an exemption from registration under Section 4(2) of the Securities Act that complied in all respects with the Commission's March 1999 telephone interpretation 3S regarding PIPE transactions and Regulation D. 100% of the notes and 60% of the warrants were issued to ComVest. 40% of the warrants were issued to SSF.

- *The relationship of each selling shareholder with the company including an analysis of whether the selling stockholder is an affiliate of the company;*

ComVest had no relationship with the Company prior to beginning negotiations for the Gupta acquisition financing in August of 2006. Based on the assumed conversion of the convertible term debt for 762,000 shares (60% participation) and the exercise of the 2006 warrants for 402,000 shares, ComVest beneficially owns 1,164,000 shares which represents a 16% ownership interest as calculated in accordance with Rule 16b-3. Therefore, the Company considers ComVest an affiliate of the Company.



The SSF relationship with the Company began in April of 2004 when SSF agreed to make an investment in Unify in the 2004 Private Placement transaction. To the Company's knowledge, SSF continues to hold the 1,126,780 shares that were purchased in this 2004 Private Placement transaction plus 487,387 warrant shares (as adjusted for dilutive issuances) which are covered as part of a registration statement declared effective in 2004. In addition, according to public filings, SSF has added approximately 203,170 shares to their Unify position through open market purchases. As detailed above, SSF acquired a 40% interest in the 2006 Debt Financing which represents 508,000 shares based on the assumed conversion of the convertible term debt plus 268,000 shares for the assumed exercise of the 2006 warrants. Therefore, SSF beneficially owns 2,593,337 shares which represents a 35.5% ownership interest as calculated in accordance with Rule 16b-3. SSF also has a right to designate one member of the Company's Board of Directors. Therefore, the Company considers SSF an affiliate of the Company.

- *Any relationship among the selling stockholders;*

The Company has been informed that prior to the November 2006 financing, (i) there had been no contact or relationship of any kind between ComVest and SSF and (ii) except for the relationship described in this letter, there is no other relationship between SSF and ComVest.

- *The dollar value of the shares registered in relation to the proceeds that the Company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments; and*

	Amount
Gross Proceeds (1)	$ 5,350,000
Hypothetical Payments (2)	$ 1,749,905
Net Proceeds (3)	$ 3,600,095



United States Securities and Exchange Commission
August 27, 2007
Page Seven

(1) Reflects the $5,350,000 that was received by Unify as a result of the issuance of the Convertible Notes.

(2) Includes $1,438,505 in interest that is payable on the Convertible Notes assuming the notes are not prepaid or converted, plus an estimated $72,000 in late fees that is payable to the Note holders as Unify has been unable to register the shares of common stock issuable upon conversion of the Convertible Notes and exercise of the Warrants for resale with the SEC and $239,400 for closing fees, due diligence and legal costs paid to ComVest.

(3) Reflects the difference between the gross proceeds received by Unify for the issuance of the Convertible Notes and the hypothetical payments payable with respect to the Convertible Notes.

- *The nature of the business activities of the selling stockholders and the extent to which the selling stockholders engage in the purchase and sale of securities during the general course of business.*

ComVest Capital LLC is a mezzanine fund which seeks to act as a non-control financial partner to public and private companies in a variety of industries. The fund provides both short and long term loans including revolving credits and term loans generally as a senior, secured creditor in the borrower's capital structure. ComVest may also invest in other securities or assets from time to time. In the normal course of its business activities, ComVest Capital engages from time to time in the sale of securities received in connection with the extension of loans. The Company has been advised that ComVest Capital has not, during its history, made open market purchases of securities but rather has acquired securities only in connection with its lending activities.

The SSF funds are a group of related investment funds managed by AWM Investment Company, Inc. The SSF funds make investments in a myriad of small capitalization public companies such as the Company. The SSF funds are long-term buy and hold investors that did extensive fundamental due diligence in connection with their investments in the Company. In connection with their investment in the Company, the SSF funds did extensive fundamental due diligence on the Company, including reviewing the Company's public filings the Commission, conducting multiple meetings with members of the Company's Board of Directors and senior management at which the Company's business and prospects were discussed, consulting analysts and consultants familiar with the Company's business and the related industry and speaking with customers of the Company. The SSF funds are not "flippers" or "traders." The SSF funds make investments on the basis of whether a company is a good investment, not on whether they are able to borrow stock, hedge their position and dump the stock as soon as it is registered. They have a long history of making similar investments in other small capitalization companies, many of which they have held for multi-year periods.



Neither ComVest nor SSF is in the business of underwriting securities. Both parties are private investment partnerships that buy and sell portfolio securities for their own accounts. In addition, both parties represented at the time of purchase that they were buying for their own accounts, for investment, and not with an intention to distribute in violation of the Securities Act. There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation.

The Company acknowledges the percentage of public float represented by the securities requested to be registered under the above-reference registration statement is larger than the general guidelines for such registrations established by the Commission after the 2006 Debt Financing was completed. However, it should be noted that neither ComVest nor SSF is in the business of underwriting securities and that SSF has already demonstrated it is a long-term holder of Unify securities and is not acting as a conduit to distribute Company securities to the public. In addition, the securities issued in 2006 were issued to a party the Company believes is a long-term financial partner solely in connection with a specific acquisition and not in order to facilitate a broad dissemination of the underlying shares to the public. Finally, please note that that the securities issued in 2006 have fixed non-resettable conversion and exercise prices and therefore will not result in large amounts of additional shares becoming issuable in the future.

Staff interpretative positions have clearly indicated that simply registering a large percentage of the public float does not automatically result in a secondary offering. For example, Interpretation D.44 of the Telephone Interpretations Manual describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

> "A controlling person of an issuer owns a 73% block. That person will sell the block in a registered 'at-the-market' equity offering. Rule 415(a)(4), which places certain limitations on 'at-the-market' equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4)."


DLA PIPER

United States Securities and Exchange Commission
August 27, 2007
Page Nine

In addition, Interpretation H.20, regarding the use of Form S-3 to effect a secondary offering, provides:

> "A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer's securities, <u>unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer</u>. However, if the percentage is too high, it must be examined on a case-by-case basis." (emphasis added)

These interpretive positions support the proposition that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares if <u>other</u> facts do not indicate that the affiliate is acting as a conduit for the issuer.

There are a number of reasons why an investor wants shares registered other than because it has a present intention to sell those shares. Investors such as ComVest and SSF are often required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to reflect the value of those securities at a significant discount to market to reflect an illiquidity discount. The portfolio valuation is the same regardless of whether the investor intends to dispose of the shares or to hold them for an indefinite period. In addition, investors like ComVest and SSF are fiduciaries of other people's money. As such, they have a responsibility to their investors to maintain maximum flexibility. It would be fundamentally irresponsible for the investors to not seek to have their shares registered. Not registering the shares would prevent the investors from taking advantage of market opportunities or having an exit strategy in the event that it sours on the investment at some time in the future. Finally, certain shares which are registered are eligible to be used as margin collateral under the Federal Reserve's margin regulations. Restricted securities are not "margin stock."



Further, in these circumstances it would be virtually impossible for ComVest or SSF to effect a distribution of the shares issuable to them in the 2006 Debt Financing even if they wanted. The average daily trading volume of the Unify Common Stock over the past 3 months is approximately 12,250 shares. If ComVest and SSF attempted to liquidate in the open market their Common Stock positions acquired in the 2006 Debt Financing alone, it would take them approximately 158 days to do so, assuming they converted all the notes and exercised all the warrant and no other person sold a single share of stock during that entire period. If they accounted for half of the daily trading volume, it would take them almost a year to do so. In light of the thin float in the Unify Common Stock, any attempt to distribute the shares would be impossible -- the market for the Common Stock simply couldn't absorb that much stock. In this situation -- as is the case with many PIPE transactions -- the concept that ComVest and SSF would have "freely tradable" shares after effectiveness of the Registration Statement is far more theoretical than real.

In addition, there is no evidence that a distribution would occur or that ComVest or SSF have an intention to distribute the shares they have the right to acquire. Under the Commission's Regulation M rules, a "distribution" requires special selling efforts. See Rule 100(b) of Regulation M which defines a "distribution" as

> "an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." (emphasis added)

Accordingly, the mere size of a potential offering does not constitute a proposed sale as a "distribution." Special selling efforts and selling methods must be employed before the offering will constitute a distribution. Here there is no evidence that indicates that any special selling efforts or selling methods have or would take place if all of the shares issuable in the 2006 Debt Financing were registered. Neither ComVest nor SSF have conducted any road shows or taken any other actions to condition or "prime" the market for their shares. To have done so would violate the representations made by them in the Purchase Agreement, which provide, among other things, that each of them was buying for investment, for their own account and not for the purpose or intent to effect a distribution in violation of the Securities Act.

For then foregoing reasons, the Company believes that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issuable in the 2006 Debt Financing should be registered under the Registration Statement at this time.



United States Securities and Exchange Commission
August 27, 2007
Page Eleven

Undertakings, page II-3

10. *Please refer to prior comment 16 from our letter dated June 5, 2007. As previously requested, please revise to provide an undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable. We continue to note that you have included the undertaking from paragraph (b) of Item 5812 despite the statement in your response letter that you will not incorporate by reference future periodic filing into this registration statement. Please revise.*

The disclosure in the revised S-1 has been amended as requested. No future filings will be incorporated by reference.

Exhibits

11. *We note that Exhibits 4.3, 4.4 and 4.5 are all labeled as amended and restated and dated May 4, 2007. However, we are unable to discern the revisions made to these securities as it appears that the original notes were not publicly filed. Please tell us the revisions made to the notes on May 4, 2007. Any material negotiations that led to changes in the terms of thee investments by the selling shareholders should be described in the prospectus in materially complete terms. Please revise or advise.*

The Company filed the amended and restated convertible notes as of May 4, 2007 as they were substantially the same as the original November 20, 2006 Notes. The amendment and restatement was requested by ComVest in connection with its own internal administrative procedures and the amendment has no impact on the Company's obligations to ComVest (or to any purchaser, including SSF, of notes from ComVest). The Company is advised that ComVest requested identical technical amendments from each of the entities within its portfolio at the same time they requested the Company to make this change. Attached as Exhibit B is a copy of the marked changes to the original November 20, 2007 Convertible Notes Tranche 1 for your review. The amended Tranches 2 & 3 had the same conforming modifications as Tranche 1. The changes are in the first paragraph to clarify the assignment of the Notes, then changes to the term such that the term remained unchanged as amended and an explanatory last paragraph. See Exhibit B.



General

12. *You filed this amendment to the registration statement on Form S-1 under the Edgar header tag "SB-2/A". However, you should use the header tag "S-1/A" for amendment to a registration statement on Form S-1. Please ensure that you file your next amendment under the correct Edgar tag.*

The S-1 amendment we filed today was filed with an "S-1/A" Edgar tag as requested.

13. *Please refer to prior comment 18 from our letter dated June 5, 2007. We note that you filed amendment #2 to the registration statement on July 20, 2007. We also note that you filed amendment #3 to the registration statement on July 25, 2007. We were informed by counsel that amendment #3 was filed for the sole purpose of filing a version of amendment #2 marked to show changes as requested by our prior comment. However, the marked copy should have been filed as part of the filing package you submitted electronically as amendment #2. Please include a properly designated marked copy of the next amendment that shows the changes between the July 20, 2007 and your next amendment and ensure that the filing is properly designated as amendment #4.*

The S-1 amendment we filed today was properly designated as Amendment #4. Attached to this letter as Exhibit A is a marked copy of the changes to the S-1 since the July 20, 2007 Amendment #2.



United States Securities and Exchange Commission
August 27, 2007
Page Thirteen

If you should have any questions, please do not hesitate to contact me.

Very truly yours,

DLA Piper US LLP

/s/ Kevin A. Coyle

Kevin A. Coyle
Partner

Admitted to practice in California and New York

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